SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Summary of Shareholders’ Meeting

Order of the Day of the Extraordinary General Shareholders’ Meeting of September 21, 2015

1. Approval by the controlling shareholder of Mr. Luiz Eduardo Barata Ferreira, elected as a member of the Board of Directors, in accordance with article 28 of the company's bylaws;

2. Election by the controlling shareholder of 2 (two) members to the Board of Directors, as sub-item I of clause 17 of the company's bylaws;

3. Election of Member to the Fiscal Council, replacing Mr Ricardo de Paula Monteiro, and their respective alternate, replacing Mr. Hugo Leonardo Gosmann according to article 36 of the company's bylaws; and

4. Election of Member to the Fiscal Council, replacing Mr. Jarbas Raimundo de Aldano Matos, and their respective alternate, replacing Mr. Jairez Elói de Sousa Paulista in accordance with article 36 of the company's bylaws.

The company informs its shareholders and the market in general that the Shareholders of Eletrobras, gathered on this date, in the 163ª extraordinary general meeting, decided on the following matters:

Item 1 – The approval, by the controlling shareholder, of the election of Mr. Luiz Eduardo Barata Ferreira, as a member of Board of Directors.

Item 2 - The election, by the controlling shareholder, of the following members to the Board of Directors:

Members
Representatives of the Ministry of Mines and Energy
Walter Malieni Junior Samuel Assayag Hanan*

*Subject to approval by the Government according to Decree no 757 from February 19th, 1993.

Items 3 and 4 – The election of the following members to the Fiscal Council:

Member	Alternates
Representatives of the Ministry of Mines and Energy
Agnes Maria de Aragão da Costa Eduardo Cesar Pasa	Leila Przytyk David Meister

Brasília, September 21, 2015

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.